SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

Pursuant to Section 12(b) or (g) of

the Securities Exchange Act of 1934

Forest Oil Corporation

(Exact Name of Registrant as Specified in its Charter)

New York	25-0484900
(State of Incorporation or Organization)	(IRS Employer Identification Number)

707 17th Street, Suite 3600 Denver, Colorado	80202
(Address of Principal Executive Offices)	(Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box:  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box:  ☐

Securities Act registration statement file number to which this form relates: N/A

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered
Preferred Stock Purchase Rights	New York Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of Each Class)

Item 1.	Description of Securities To Be Registered.

On July 10, 2014 the board of directors of Forest Oil Corporation (the “Company”), a New York corporation, declared a dividend of one preferred share purchase right (a “Right”) for each outstanding common share, par value $0.10 per share, and adopted a shareholder rights plan, as set forth in the Rights Agreement dated as of July 9, 2014 (the “Rights Agreement”), by and between the Company and Computershare Inc., as rights agent. The dividend is payable on July 21, 2014 to the stockholders of record on that date.

The board of directors has adopted this Rights Agreement to protect the Company’s value-maximizing business combination with Sabine Oil & Gas LLC and its affiliates, and to prevent certain hedge funds from rejecting the proposed transaction in order to profit from their short positions in the Company’s debt (and similar derivative positions). In general terms, the Rights Agreement imposes a significant penalty upon any person or group that acquires 5% or more of the outstanding common shares of the Company without the approval of the board of directors, if such person or group, together with all of its affiliates and associates, has or will have at any time prior to December 31, 2014 any beneficial interest in any transaction, security or derivative or synthetic arrangements having the characteristics of a “short” position in or with respect to any indebtedness of the Company or that would increase in value as a result of decline in the value of any indebtedness of the Company or decline in the Company’s credit rating. The Rights Agreement also provides that if a shareholder’s beneficial ownership of the Company’s common shares as of the time of the public announcement of the rights plan and associated dividend declaration is at or above the 5%-threshold (including through entry into certain derivative positions), that shareholder’s then existing ownership percentage would be grandfathered, but the rights would become exercisable if at any time after such announcement the shareholder increases its ownership percentage by 0.001% or more and such person or group, together with all of its affiliates and associates, has or will have at any time prior to December 31, 2014 any beneficial interest in any transaction, security or derivative or synthetic arrangements having the characteristics of a “short” position in or with respect to any indebtedness of the Company or that would increase in value as a result of decline in the value of any indebtedness of the Company or decline in the Company’s credit rating.

A summary of the terms of the Rights Agreement follows. This description is only a summary, and is not complete, and should be read together with the entire Rights Agreement, which has been filed as an exhibit to this Registration Statement on Form 8-A. A copy of the Rights Agreement is available free of charge from the Company upon request.

The Rights. The Rights will initially trade with, and will be inseparable from, the Company’s common shares. The Rights are evidenced only by certificates (or in the case of uncertificated shares, by notations in the book-entry account system) that represent the Company’s common shares. New Rights will accompany any new common shares that the Company issues after July 21, 2014 until the Distribution Date described below.

Exercise Price. Each Right will allow its holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock (a “Preferred Share”) for $10 (the “Exercise Price”), once the Rights become exercisable. This portion of a Preferred Share will give the shareholder approximately the same dividend and liquidation rights as would one common share of the Company. Prior to exercise, the Rights do not give their holders any dividend, voting, or liquidation rights.

Exercisability. The Rights will not be exercisable until 10 days after the public announcement that a person or group has become an “Acquiring Person” by obtaining “beneficial ownership” (as defined in the Rights Agreement) of 5% or more of the outstanding common shares of the Company; provided that a stockholder will not become an “Acquiring Person” if such stockholder certifies to the Company that (1) such stockholder, together with all affiliates and associates of such stockholder, does not and will not at any time prior to December 31, 2014 own or have any beneficial interest in any transaction, security or derivative or synthetic arrangements having the characteristics of a “short” position in or with respect to any indebtedness of the Company or that would increase in value as a result of decline in the value of any indebtedness of the Company or decline in the Company’s credit rating and (2) such stockholder will continue to satisfy clause (1) for so long as the rights would otherwise become exercisable.

Certain synthetic interests in securities created by derivative positions — whether or not such interests are considered to be ownership of the underlying common shares or are reportable for purposes of Regulation 13D of the Securities Exchange Act — are treated as “beneficial ownership” of the number of the Company’s common shares equivalent to the economic exposure created by the derivative position, to the extent actual common shares of the Company are directly or indirectly held by counterparties to the derivatives contracts. Swaps dealers unassociated with any control intent or intent to evade the purposes of the rights plan are excepted from such imputed beneficial ownership.

The date when the Rights become exercisable is the “Distribution Date.” Until that date, the common share certificates (or in the case of uncertificated shares, by notations in the book-entry account system) will also evidence the Rights, and any transfer of common shares of the Company will constitute a transfer of Rights. After that date, the Rights will separate from the Company’s common shares and be evidenced by book-entry credits or by Rights certificates that the Company will mail to all eligible holders of common shares. Any Rights held by an Acquiring Person are null and void and may not be exercised.

Consequences of a Person or Group Becoming an Acquiring Person.

•	Flip In. If a person or group becomes an Acquiring Person, all holders of Rights except the Acquiring Person may, for $10, purchase common shares of the Company with a market value of $20, based on the market price of the Company’s common shares prior to such acquisition.

•	Flip Over. If the Company is later acquired in a merger or similar transaction after the Distribution Date, all holders of Rights except the Acquiring Person may, for $10, purchase shares of the acquiring corporation with a market value of $20, based on the market price of the acquiring corporation’s stock prior to such transaction.

•	Notional Shares. Shares held by affiliates and associates of an Acquiring Person, and Notional Common Shares (as defined in the Rights Agreement) held by counterparties to a Derivatives Contract (as defined in the Rights Agreement) with an Acquiring Person, will be deemed to be beneficially owned by the Acquiring Person.

Preferred Share Provisions.

Each one one-hundredth of a Preferred Share, if issued:

•	will not be redeemable;

•	will entitle its holder to quarterly dividend payments of $0.01 per share, or an amount equal to the dividend paid on one common share of the Company, whichever is greater;

•	will entitle its holder upon liquidation either to receive $1.00 per share, or an amount equal to the payment made on one common share, whichever is greater;

•	will have the same voting power as one common share; and

•	if common shares of the Company are exchanged via merger, consolidation, or a similar transaction, will entitle holders to a per share payment equal to the payment made on one common share of the Company.

The value of one one-hundredth interest in a Preferred Share should approximate the value of one common share of the Company.

Expiration. The Rights will expire on December 31, 2014.

Redemption. The board of directors may redeem the Rights for $0.01 per Right at any time before any person or group becomes an Acquiring Person. If the board of directors redeems any Rights, it must redeem all of the Rights. Once the Rights are redeemed, the only right of the holders of Rights will be to receive the redemption price of $0.01 per Right. The redemption price will be adjusted if the Company has a share split or share dividends of its common shares.

Exchange. After a person or group becomes an Acquiring Person, but before an Acquiring Person owns 50% or more of the outstanding common shares of the Company, the board of directors may extinguish the Rights by exchanging one common share or an equivalent security for each Right, other than Rights held by the Acquiring Person.

Anti-Dilution Provisions. The board of directors may adjust the purchase price of the Preferred Shares, the number of Preferred Shares issuable and the number of outstanding Rights to prevent dilution that may occur from a share dividend, a share split, a reclassification of the Preferred Shares or common shares. No adjustments to the Exercise Price of less than 1% will be made.

Amendments. The terms of the Rights Agreement may be amended by the board of directors without the consent of the holders of the Rights. However, the board of directors may not amend the Rights Agreement to lower the threshold at which a person or group becomes an Acquiring Person to below 5% of the outstanding common shares of the Company. In addition, the board of directors may not cause a person or group to become an Acquiring Person by lowering this threshold below the percentage interest that such person or group already owns. After a person or group becomes an Acquiring Person, the board of directors may not amend the agreement in a way that adversely affects holders of the Rights.

The Rights Agreement, dated as of July 9, 2014, between the Company and Computershare Inc. as Rights Agent, specifying the terms of the Rights is incorporated herein by reference to Exhibit 4.1 to this Form 8-A, and the foregoing description of the Rights is qualified in its entirety by reference thereto.

Item 2.	Exhibits.

3.1	Certificate of Amendment for Forest Oil Corporation’s Series A Junior Participating Preferred Stock (Incorporated by reference to Exhibit 3.1 to the Form 8-K filed by Forest Oil Corporation on July 10, 2014).

4.1	Rights Agreement, dated as of July 9, 2014, between Forest Oil Corporation and Computershare Inc., which includes the form of Certificate of Amendment as Exhibit A and the form of Rights Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C. (Incorporated by reference to Exhibit 4.1 to the Form 8-K filed by Forest Oil Corporation on July 10, 2014).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: July 10, 2014

FOREST OIL CORPORATION

By:	/s/ Richard W. Schelin
Name:	Richard W. Schelin
Title:	Vice President, General Counsel and Secretary

Signature Page to Registration Statement on Form 8-A

EXHIBIT INDEX

Exhibit Number	Description

3.1	Certificate of Amendment for Forest Oil Corporation’s Series A Junior Participating Preferred Stock (Incorporated by reference to Exhibit 3.1 to the Form 8-K filed by Forest Oil Corporation on July 10, 2014).

4.1	Rights Agreement, dated as of July 9, 2014, between Forest Oil Corporation and Computershare Inc., which includes the form of Certificate of Amendment as Exhibit A and the form of Rights Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C. (Incorporated by reference to Exhibit 4.1 to the Form 8-K filed by Forest Oil Corporation on July 10, 2014).